United States securities and exchange commission logo





                               December 13, 2020

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Hampden Lane, Suite 200
       Bethesda, MD 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
16, 2020
                                                            CIK No.: 0001819411

       Dear Mr. Richman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted November 16, 2020

       About this Prospectus
       Market, Industry, and Other Data, page ii

   1. We note that you state you have not independently verified any of the data from third-
                                                        party sources nor have
you ascertained the underlying economic assumptions relied upon therein. It is not
appropriate to directly or indirectly disclaim liability for statements in your registration
statement. Please revise or specifically state that you take liability for these statements.
       Summary, page 1

   2. You state in the first paragraph that you use your SEE-Tx platform to "restore protein
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FirstName LastName   Eric Richman
Gain Therapeutics, Inc.
Comapany13,
December  NameGain
              2020 Therapeutics, Inc.
December
Page 2    13, 2020 Page 2
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         folding and function and treat the underlying disease." Please balance your statement by clarifying that your platform is novel and untested, and that all of your product candidates remain in discovery or have not yet reached IND-enabling studies.
3.       On page 1 you state:    We have already identified and patented
several novel Structurally
         Targeted Allosteric Regulators (   STARs   ).    However, we note your
disclosure on page
         74, which states that your only issued patent is in-licensed and relates to SEE-Tx, and your disclosure on page 7, where you state you hold three provisional patents. Please revise your discussion in this "Overview" section to highlight that your SEE-Tx platform technology is in-licensed, that you do not own any issued patents, and that neither the issued patent nor the pending patent applications cover the United States, and revise your bullet on page 7 accordingly. In addition, in your Business section, please expand your
         Intellectual Property discussion to also include a discussion of the European regulations.
4. Please revise page 3 to describe the random screening process and its reliance on supercomputing technology, and how it differs from your validated-target approach.
5. Please explain what is involved in "lead-OP" and why you believe this is a separate and distinct development phase, as opposed to part of your discovery or IND-enabling studies. Please also explain why you believe it is appropriate to present "in vitro" and "in vivo" as separate phases in the pipeline table.
6. Please tell us why you feel the undisclosed target for demyelinating disease should be included in your pipeline table on page 4 and elsewhere given its early stage and given that it is undisclosed and not further described in this prospectus. Please also remove the references to the Michael J. Fox Foundation and the Silverstein Foundation from the pipeline table as it does not appear that they are conducting the research with you but rather, have provided grants to you.
7. Please revise the references on pages 6-7 and elsewhere to rapidly advancing your lead product candidates into clinical development, and expedited regulatory approval strategies to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your products. Please briefly explain the FDA programs you may expect to rely on to seek accelerated approval.
8.       We note your references in the Summary to various collaboration agreements and
         partnerships, but that you have not filed any of these agreements as a material agreement, and that you have limited disclosure regarding the terms of these arrangements in your
         Business section. To the extent these are not material agreements, please explain why it is appropriate to reference these arrangements in the Summary. To the extent they are material, please revise your disclosures as appropriate to disclose all material terms and file such agreements. In addition, please revise to disclose whether you have rights to all data produced in such partnerships or collaborations, or describe any material limitations.
 Eric Richman
FirstName LastName   Eric Richman
Gain Therapeutics, Inc.
Comapany13,
December  NameGain
              2020 Therapeutics, Inc.
December
Page 3    13, 2020 Page 3
FirstName LastName
Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 8

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary Financial Data, page 12

10. Given the automatic conversion of all your outstanding preferred shares into common stock which will occur simultaneously with the closing of this offering, please provide pro forma earnings per share data here and on page 48 to reflect the impact of such conversion.
Risk Factors, page 13

11. Please include risk factor disclosure detailing the risks involved with certain of the provisions of your amended and restated certificate of incorporation and amended and restated bylaws you describe on pages 93-94, including as an example only, anti-takeover effects.
12. Please revise the heading for your penultimate risk factor on page 14 to disclose that you may not be able to raise additional funds and the significance of such an event.
Use of Proceeds, page 43

13. Please revise to clarify the specific product candidates covered by the first bullet, and also to disclose an estimate of how far in your development of your product candidates the proceeds from this offering will allow you to reach with respect to each product candidate.
         Also, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.
Contractual Obligations and Commitments, page 55

14. Please revise your contractual obligations table to present the information in U.S. dollars.
Our Business, page 61

15. Please revise to discuss the effect of governmental regulations on your business and the need for governmental approval of your product candidates. Please also state the number of people you employ. Refer to Item 101(h)(4)(viii), (ix), (xi), and and (xii) of Regulation
         S-K.
Development Pipeline
GLB Enzyme-Related Disorders: GM1 Gangliosidosis and Morquio B, page 64

16.      We refer to your statements on page 66 in the graphic that    GT-GM1
is effective in
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FirstName LastName   Eric Richman
Gain Therapeutics, Inc.
Comapany13,
December  NameGain
              2020 Therapeutics, Inc.
December
Page 4    13, 2020 Page 4
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         reducing substrate accumulation,    and that in the toxicity study in
mice, all the molecules
         showed a "favorable" toxicity profile. Please revise this and any similar statements in your prospectus that state or imply that your development product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies, and they continue to be evaluated throughout all trial phases. We do not object to the presentation of objective data resulting from your trials without conclusions related to safety or efficacy.
17. With respect to the description of your studies of your GLB STAR lead compounds on page 66, please revise to provide the number of mice and duration for your toxicity studies and the number of mice in your pharmacokinetic studies. Also explain your statement on page 66 that GT-00413 was well-tolerated "without showing clinical signs." Please also provide a narrative explanation for the bone-plasma ratio similar to your discussion of the brain/plasma ratio.
18. With respect to the description of your studies of your GBA1 STAR lead compounds on page 70, please revise to provide the number of mice and duration of your toxicity studies
         and explain the basis for your statements that there was    high brain
exposure    and
            positive brain-to-plasma ratio level.
IDUA Enzyme-Related Disorders: Mucopolysaccharidosis Type 1, page 70

19. With respect to the description of your studies of your IDUA compounds on page 71, please revise to provide the number of mice and duration for all studies and, with respect
         to your pharmacokinetic studies, the meaning of    positive
bioavailability,    including
         whether this relates to bioavailability in the brain specifically. With respect to your pharmacology studies, please also explain what laronidase isand clarify whether you performed any pharmacology studies with the STARs alone or just combination therapy.
License Agreement with Minoryx Therapeutics, S.I., page 73

20. Please revise the description of the License Agreement with Minoryx Therapeutics, S.I. on page 73 to discuss the nature and scope of intellectual property transferred, including the specific type of patent protection provided to any of your development product candidates.
Intellectual Property, page 74

21. Please revise to clarify which of your in-licensed issued patents and patent applications discussed on page 74 are under the Minoryx agreement, and also disclose whether there are any material patent rights under the agreement that are sublicensed by Minoryx from third parties such as the University of Barcelona.
Description of Capital Stock, page 91

22.      On page 95 you state:    The Court of Chancery of the State of
Delaware is not the sole and
         exclusive forum for actions brought under the federal securities laws and on page 40 you
 Eric Richman
Gain Therapeutics, Inc.
December 13, 2020
Page 5
      state:       the exclusive forum provisions will not apply to suits
brought to enforce any
      liability or duty created by the Securities Act or the Exchange Act, or to any claim for
      which the federal courts have exclusive jurisdiction.    Please revise to
clearly state whether
      your amended and restated certificate of incorporation provides an exclusive forum requirement for claims under the federal securities laws.
Exhibits

23. Please file your directorship agreements discussed on page 89 as well as your employment agreements with Manolo Bellotto and Eric I. Richman pursuant to Item 601(b)(10) of
      Regulation S-K.
24. Please tell us how you determined none of your leases were required to be filed under
      Item 601(b)(10) of Regulation S-K.
25. We note your statement on page 87 referring investors to various agreements relating to your merger and related transactions that are not included as exhibits to this registration statement. Please reconcile your disclosures.
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastName Eric Richman
                                                             Division of
Corporation Finance
Comapany NameGain Therapeutics, Inc.
                                                             Office of Life
Sciences
December 13, 2020 Page 5
cc:       Andrea Nicolas, Esq.
FirstName LastName